Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Clarkson ( Starts with )
Given name	: Ross ( Starts with )
Transaction date range	: June 17, 2008 - June 19, 2008
Equity securities	: Common Shares

Insider name:	Clarkson, Ross Gordon

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation
Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer
Security designation: Common Shares
O	1230998	2008-06-17	2008-06-20	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	5.1800
A	1230998	2008-06-17	2008-06-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	5.1800 USD	2,318,972

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

O	1231163	2008-06-17	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	5.1700
A	1231163	2008-06-17	2008-06-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	5.1700 USD	2,316,972
O	1231164	2008-06-18	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,000	5.2108
A	1231164	2008-06-18	2008-06-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-17,000	5.2108 USD	2,299,972
O	1231165	2008-06-18	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,000	5.2000
A	1231165	2008-06-18	2008-06-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,000	5.2000 USD	2,291,972
O	1231166	2008-06-18	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.2500
A	1231166	2008-06-18	2008-06-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.2500 USD	2,281,972
	1231167	2008-06-19	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,717	5.3500 USD	2,273,255
	1231168	2008-06-19	2008-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,283	5.3300 USD	2,256,972